UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ASSURANCEAMERICA CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

04621M102
(CUSIP Number)

July 29, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G

CUSIP No. 04621M102	Page 2 of 10

1. Names of Reporting Persons. HERITAGE ASSURANCE ADVISORS, LLC I.R.S. Identification No. of above person: 27-1018603
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Georgia
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 10,184,955
7. Sole Dispositive Power 0
8. Shared Dispositive Power 10,184,955
9. Aggregate Amount Beneficially Owned by Each Reporting Person 10,184,955
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 15.6%
12. Type of Reporting Person 00 - Limited Liability Company

13G

CUSIP No. 04621M102	Page 3 of 10

1. Names of Reporting Persons. HERITAGE ASSURANCE PARTNERS, L.P. I.R.S. Identification No. of above person: 20-168762
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Georgia
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 10,184,955
7. Sole Dispositive Power 0
8. Shared Dispositive Power 10,184,955
9. Aggregate Amount Beneficially Owned by Each Reporting Person 10,184,955
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 15.6%
12. Type of Reporting Person PN

13G

CUSIP No. 04621M102	Page 4 of 10

1. Names of Reporting Persons. Jay Martin
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 2,063,277
6. Shared Voting Power 10,184,955
7. Sole Dispositive Power 2,063,277
8. Shared Dispositive Power 10,184,955
9. Aggregate Amount Beneficially Owned by Each Reporting Person 12,248,272
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 18.7%
12. Type of Reporting Person IN

13G
CUSIP No.   04621M102

ITEM 1.
(a)	Name of Issuer:
AssuranceAmerica Corporation

(b)	Address of Issuer's Principal Executive Offices:
River Edge One, Suite 500, 5500 Interstate North Parkway, Atlanta, GA 30328

ITEM 2.
(a)	Name of Person Filing:
Heritage Assurance Advisors, LLC (“HAA”)
Heritage Assurance Partners, LP (“HAP”)
Jay Martin

(b)	Address of Principal Business Office, or if None, Residence:
For all persons filing:
140 Crescent Drive, Collierville, TN 38107

(c)	Citizenship:
HAA and HAP are organized under the laws of the State of Georgia.
Mr. Martin is a citizen of the United States of America.

(d)	Title of Class of Securities:
Common Stock, Par Value $0.01 per share (“Common Stock”).

(e)	CUSIP Number:
04621M102

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[_]	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_]	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
This statement is jointly filed by and on behalf of each of HAA, HAP and Jay Martin.  HAP is the beneficial owner of 10,184,955 shares of Common Stock.  HAA is the general partner of HAP, and has the power to direct the vote and disposition of the 10,184,955 shares of Common Stock held by HAP and, therefore, may be deemed to indirectly beneficially own the 10,184,955 shares of Common Stock held by HAP. Jay Martin is the managing member of HAA and, therefore, may be deemed to indirectly beneficially own the shares of 10,184,955 shares of Common Stock owned by HAP.  Mr. Martin also directly beneficially owns 2,063,277 shares of Common Stock, for which he has sole voting and dispositive power.  Each of HAA and Mr. Martin disclaims beneficial ownership of the 10,184,955 shares of Common Stock owned by HAP, except to the extent of its or his pecuniary interest therein.

(b)	Percent of class: See responses to Item 11 on the cover pages hereto.

(c)   Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote. See responses to Item 5 on the cover pages hereto.

(ii)	Shared power to vote or to direct the vote. See responses to Item 6 on the cover pages hereto.

(iii)	Sole power to dispose or to direct the disposition of. See responses to Item 7 on the cover pages hereto.

(iv)	Shared power to dispose or to direct the disposition of. See responses to Item 8 on the cover pages hereto.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

INSTRUCTION: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE     SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HERITAGE ASSURANCE ADVISORS, LLC By: /s/ Jay Martin Its: Managing Member
HERITAGE ASSURANCE PARTNERS, L.P. By: HERITAGE ASSURANCE ADVISORS, LLC, General Partner By: /s/ Jay Martin Its: Managing Member
/s/ Jay Martin Jay Martin

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement and Power of Attorney (furnished herewith)